                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to _______________________
Commission file number ________________________________________________________

A.       Full Title of the Plan and the address of the Plan:

                     BICCGENERAL RETIREMENT AND SAVINGS PLAN
                             FOR SALARIED ASSOCIATES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                BICCGENERAL RETIREMENT AND
                            SAVINGS PLAN FOR SALARIED
                            ASSOCIATES


Date: June 28, 2001            By:  /s/ Robert J. Siverd
                                    -------------------------------------------
                               Name: Robert J. Siverd
                               Title: Member, Retirement Plan Finance
                                      Committee

INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statements No.333-31865 and 333-51812 of General Cable Corporation on Forms S-8 of our report dated June 8, 2001, appearing in this Annual Report on Form 11-K of BICCGeneral Retirement and Savings Plan for Salaried Associates (formerly the General Cable Corporation Retirement and Savings Plan) for the year ended December 31, 2000.




DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 28, 2001

     BICCGENERAL
     RETIREMENT AND SAVINGS
     PLAN FOR SALARIED
     ASSOCIATES (FORMERLY GENERAL CABLE
     CORPORATION RETIREMENT AND SAVINGS PLAN)
     Financial Statements for the Years Ended
     December 31, 2000 and 1999 and Supplemental
     Schedule as of December 31, 2000 and
     Independent Auditors' Report

BICCGENERAL RETIREMENT AND SAVINGS PLAN FOR SALARIED ASSOCIATES
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                                                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 2000 and 1999                    2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                   3

   Notes to Financial Statements                                                                  4

   SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Schedule
       H, Part IV, Line 4i of Form 5500)                                                         11

SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


BICCGeneral Retirement and Savings Plan for Salaried Associates:

We have audited the accompanying statements of net assets available for benefits of the BICCGeneral Retirement and Savings Plan for Salaried Associates (formerly General Cable Corporation Retirement and Savings Plan) ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Cincinnati, Ohio

June 8, 2001

BICCGENERAL RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                    2000            1999

ASSETS:
  Investment in General Cable Corporation Trust (Notes 1, 2, 4)                  $ 73,896,823
  General Cable Corporation common stock (Notes 2, 4)             $  1,575,155
  Mutual funds (Notes 2, 4)                                        123,192,911
  Contributions receivable (Note 3)                                    391,367        234,350
  Loans to participants (Note 1)                                     3,571,894      1,938,218
                                                                  ------------   ------------
           Total assets                                            128,731,327     76,069,391

LIABILITIES - Payable to participants                                                 277,967
                                                                  ------------   ------------


NET ASSETS AVAILABLE FOR BENEFITS                                 $128,731,327   $ 75,791,424
                                                                  ============   ============

See notes to financial statements.

BICCGENERAL RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                               2000           1999
INCREASES:
  Contributions (Notes 1,3):
    Employee                                               $  4,344,123   $  3,434,360
    Employer                                                  3,423,946      2,393,411
    Other                                                       415,818        352,543
                                                           ------------   ------------
           Total contributions                                8,183,887      6,180,314
  Equity in net earnings of the General Cable
    Corporation Trust (Notes 1,2,4)                           3,070,910     12,900,039
  Interest and dividend income                                5,536,237
                                                           ------------   ------------
           Total increases                                   16,791,034     19,080,353
                                                           ------------   ------------

DECREASES:
  Distributions to participants (Note 3)                     11,908,683      9,615,311
  Net depreciation in fair value of investments (Note 4)     18,564,920
  Other disbursements                                           109,218         10,462
                                                           ------------   ------------
           Total decreases                                   30,582,821      9,625,773
                                                           ------------   ------------

Transfer from other plan (Note 1)                            66,731,690
                                                           ------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                52,939,903      9,454,580

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          75,791,424     66,336,844
                                                           ------------   ------------

  End of year                                              $128,731,327   $ 75,791,424
                                                           ============   ============

See notes to financial statements.

BICCGENERAL RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the BICCGeneral Retirement and Savings Plan for Salaried Associates, formerly the General Cable Corporation Retirement and Savings Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Employer Discretionary Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to before-tax participant contributions; the Employer Discretionary Matching Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; and the Employee After-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to after-tax participant contributions.

      Effective July 1, 2000, certain participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan were transferred into this Plan.

      MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing The Reliance Trust Company.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Generally, salaried employees of the Company or an affiliated company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, and any individual who accrues a benefit under any other retirement, pension or profit-sharing plan to which the Company contributes, are eligible to participate in the Plan upon the thirty-first day of employment. Participation in the Plan is voluntary as to the Employee Before-Tax Contribution Account, the Employer Discretionary Matching Account and the Employee After-Tax Contribution Account and automatic as to the Employer Discretionary Retirement Account. Separate participant accounts are maintained and participants can choose from several investment funds.

      The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000 reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan.
      The interest rate on loans outstanding at December 31, 2000 ranges from 8.75% to 11% and the loans mature from January, 2001 to October, 2010.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      - Investments are generally valued on the basis of the quoted market value.

      -   Security transactions are recorded on the trade date.

      -   Income from investments is recognized when earned.

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

      ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - The Company may elect to make discretionary contributions to Plan participants who have reached one year of service. The discretionary contribution, which totaled $2,134,767 and $1,585,251 for the years ended December 31, 2000 and 1999, respectively, is determined at the discretion of the Board of Directors. The discretionary contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, any amounts paid in lieu of unused vacation days, and short-term disability payments).

      Employees who are eligible to participate in the Plan may make a before-tax contribution from between 1% and 15% of their compensation subject to an overall limitation. Effective July 1, 2000, the Company will match 50% of each participant's first 6% of before-tax contributions. Prior to July 1, 2000, the Company matched 50% of each participant's first 4% of before-tax contributions. The Company's matching contribution is at the discretion of the Board of Directors. Company matching contributions totaled $1,289,179 and $808,160 for the years ended December 31, 2000 and 1999, respectively. Effective July 1, 2000, participants may not make after-tax contributions to the Plan. Prior to July 1, 2000, participants could make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation.
      The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

      VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts and Employee After-Tax Contribution Accounts.
      The Employer's Discretionary Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:
      For participants who were participants in the General Cable Corporation Retirement and Savings Plan or who were hired on or after July 1, 2000:


                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 3                                                       0%
      3 but less than 4                                                20%
      4 but less than 5                                                40%
      5 but less than 6                                                60%
      6 but less than 7                                                80%
      7 or more                                                       100%
      Attainment of age 55 with 5 years of service, death or
      disability                                                      100%

      For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 1                                                        0%
      1 but less than 2                                                 25%
      2 but less than 3                                                 50%
      3 but less than 4                                                 75%
      4 or more                                                        100%
      Attainment of Age 55 with 3 years of service, death or
      disability                                                       100%

      Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account. Participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan prior to its merger with the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account.
      Except as set forth below, the Employer's Discretionary Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 1                                                          0%
      1 but less than 2                                                   25%
      2 but less than 3                                                   50%
      3 but less than 4                                                   75%
      4 or more                                                          100%
      Attainment of age 65 or age 55 with 5 years of service, death or
      disability                                                         100%

      Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan and participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan are fully vested in their Employer Discretionary Matching Accounts.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution. If hired prior to April 1, 1997 and a participant in the former General Cable Corporation Retirement and Savings Plan, payment may be made by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. Certain participants in the former BICC General Cable Industries, Inc. 401(k) Savings Plan may request that, in lieu of single-sum distributions, their vested account balance be paid in installments over a fixed period. The distribution is made as soon as practicable following the participant's termination of employment.

      WITHDRAWALS - The portion of a participant's account attributable to participant before-tax contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan.

      Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the Plan of $665,031 and $57,411 at December 31, 2000 and 1999, respectively.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan investments were part of a Master Trust during 1999 and the first half of 2000. The Plan's investment in the Master Trust consisted of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with The Reliance Trust Company as trustee in 1999 and the first half of 2000. The assets of the Company's two defined contribution plans were commingled for investment purposes; however, the trustee accounted for changes in net assets of the Master Trust for each plan.

      The Master Trust was presented at fair value based on the market value of the investments of the Master Trust. Market values were generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments was recognized when earned. The cost of investments sold was determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:

                                                               DECEMBER 31,
       NET ASSETS, AT FAIR VALUE                                  1999

       Corporate common stocks                                $ 3,239,774
       Mutual and money market funds                           76,117,105
                                                              -----------

       Total net assets                                       $79,356,879
                                                              ===========

                                                               6 MONTHS ENDED     YEAR ENDED
                                                                   JUNE 30,      DECEMBER 31,
       CHANGES IN NET ASSETS                                         2000            1999
       Deposits by participating plans                           $  3,921,580    $  7,540,194
       Withdrawals by participating plans                          (4,133,953)     (9,174,721)
       Interest and dividends                                         635,616       2,463,081
       Increase from investment activities                          2,665,325      11,381,730
       Transfer out                                               (82,445,447)
                                                                 ------------    ------------

       Total change in net assets                                $(79,356,879)   $ 12,210,284
                                                                 ============    ============
       Plan's investment in Master Trust as a percent of total                        93.12 %
                                                                                 ============





      Equity in the net earnings of the Master Trust was allocated to participating plans and participants daily.

      Effective July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

      The following table presents investments as of December 31, 2000.


                                                                DECEMBER 31,
                                                                   2000

       Mutual Funds:
         MFS Fixed Fund*                                      $ 20,721,101
         PIMCO Total Return Fund A                               1,305,821
         MFS Strategic Income Fund I                             4,326,116
         Ready-Mix Conservative                                  1,034,431
         Ready-Mix Moderate                                      3,112,056
         Ready-Mix Aggressive                                    1,349,256
         Vanguard Institutional Index Fund*                     12,497,496
         MFS Massachusetts Investors Trust Fund I*              16,461,957
         MFS Massachusetts Investors Growth Stock Fund I*        6,964,521
         MFS Emerging Growth Fund I*                            16,524,672
         MFS Equity Income Fund I*                              16,062,997
         Franklin Smallcap Growth Fund A*                       16,850,313
         American EuroPacific Growth Fund                        5,982,174
       General Cable Corporation common stock                    1,575,155
                                                              ------------

      Total investments                                       $124,768,066
                                                              ============

      *Investments representing 5% or more of net assets available for benefits

      During the period from July 1, 2000 to December 31, 2000, Plan investments (including investments bought, sold and held during the period) depreciated in value as follows:

       Mutual Funds                                           $17,398,082
       General Cable Corporation common stock                   1,166,838
                                                              -----------

       Total depreciation                                     $18,564,920
                                                              ===========



5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                    * * * * *

BICCGENERAL RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
(SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
DECEMBER 31, 2000
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                  FAIR
DESCRIPTION OF INVESTMENT                                           VALUE

MFS Fixed Fund                                                  $ 20,721,101
PIMCO Total Return Fund A                                          1,305,821
MFS Stategic Income Fund I                                         4,326,116
Ready-Mix Conservative                                             1,034,431
Ready-Mix Moderate                                                 3,112,056
Ready-Mix Aggressive                                               1,349,256
Vanguard Institutional Index Fund                                 12,497,496
MFS Massachusetts Investors Trust Fund I                          16,461,957
MFS Massachusetts Investors Growth Stock Fund I                    6,964,521
MFS Emerging Growth Fund I                                        16,524,672
MFS Equity Income Fund I                                          16,062,997
Franklin Smallcap Growth Fund A                                   16,850,313
General Cable Corporation stock                                    1,575,155
American EuroPacific Growth Fund                                   5,982,174
Loan Fund (909 loans with
  maturities ranging from January
  2001 to October 2010 and interest
  rates of 8.75% to 11%)                                           3,571,894
                                                                ------------


TOTAL INVESTMENTS                                               $128,339,960
                                                                ============